WARNACO INC.
501 Seventh Avenue
New York, New York 10018
Phone (212) 287 8383
Fax (212) 287 8384

October 29, 2010

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	The Warnaco Group, Inc.
January 2, 2010 Form 10-K
Filed March 2, 2010
File No. 1-10857

Dear Mr. Reynolds:

Set forth below are the responses of The Warnaco Group, Inc. (the “Company”) to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 15, 2010 (the “Comment Letter”). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 8. Financial Statements and Supplementary Data, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2 – Acquisitions, page F-17

2008 CK Licenses, page F-18

1.
We note your discussion of the Transfer Agreement and its terms throughout your response to our letter dated August 30, 2010. Please provide a courtesy copy of the CMI Transfer Agreement to us or tell us where it has been filed.

The Company has provided a copy of the CMI Transfer Agreement as a supplement to this response.

2.
We note you completed your evaluation of the fair value of the 2008 CK Licenses during the first quarter of 2008 with the assistance of a third party appraiser. In addition, we note your response to comment 8(b) from our letter dated August 30, 2010, in which you state you performed an additional valuation for the release of all obligations associated with the Collection License (including the projected future losses of the CMI business) (i.e. the 'Collection Release'). Please provide courtesy copies of these valuation reports to us.

The Company has provided a copy of the valuation report, which contains valuations related to both the 2008 CK Licenses and Collection Release, as a supplement to this response.

3.
We note your response to comment 8 of our letter dated August 30, 2010. Please tell us whether you have the right to receive any reimbursement of your $38.5 million Transfer Consideration in the event that PVH terminates the operations of the Collection Business prior to 2013. If so, describe to us the terms of such reimbursement and explain to us why the repayment is contingent upon PVH continuing to operate CMI. Please also explain to us why you would maintain a continuing involvement in CMI, through a right to reimbursement, subsequent to your transfer of this business to PVH.

The payment of the Transfer Consideration by the Company was based, in part, on projected losses of CMI, assuming that the operation of the Collection Business would continue through 2013, the term of the Collection Licenses.  Following the transfer of CMI to PVH, PVH was both the owner of the licensor and the licensee under the licenses to operate the Collection Business (the “Collection Licenses”) and could therefore determine to terminate the Collection Licenses (and the Collection Business) at any time, in its sole discretion (see the Company’s response to comment 4).

Accordingly, the Company negotiated the right to receive reimbursement of a portion of the $38.5 million payment in the event that PVH terminates the operations of CMI (i.e., the Collection Business) any time between January 30, 2008 (the “Closing Date”) and the last day of PVH’s 2012 fiscal year (estimated to be on or about January 31, 2013).  The amount of any potential reimbursement would depend on the date the Collection Business is terminated and the amount, if any, of restructuring/transition payments that PVH would recognize as part of the termination plan.  The Company notes that it would not incur any obligations if PVH was to terminate the Collection Business.

The maximum amount of reimbursement, which would have been payable had PVH terminated the operations of the Collection Business on the Closing Date, was $38.5 million. The chart below shows the amounts that the Company would be reimbursed if PVH terminates the operations of the Collection Business on the dates indicated:

Termination Date	Maximum Reimbursement Amount (a)

1/31/2010	$ 23,000,000
1/31/2011	$ 16,000,000
1/31/2012	$ 8,000,000
1/31/2013	$ 1,500,000

(a)	The actual amount of reimbursement could be reduced for certain restructuring/transition expenses incurred or accrued by PVH as part of the business termination plan.

The Company is not entitled to receive any reimbursement payment if PVH continues to operate the Collection Business.  Accordingly, the Company does not believe that the right to receive potential reimbursement represents a continuing involvement in the Collection Business, since the decision whether to terminate the Collection Business is entirely outside of the Company’s control and influence.  The Company believes that any potential reimbursement from PVH represents a gain contingency which gain would only be recognized, for accounting purposes, in the period that the reimbursement is received in accordance with ASC 450-30-25-1 (formerly SFAS 5 paragraph 17).

4.
Please describe to us the terms of the Calvin Klein Collection License that would have required you to operate the Calvin Klein Collection Business through 2013 as the licensee upon your January 2008 acquisition of CMI, and tell us the remedies available to the licensor in the event that you would have failed to perform on this obligation. Also, please provide us with a courtesy copy of the Collection License agreement that includes these terms or tell us where the agreement can be located.

The Collection Licenses consists of two agreements, covering each of apparel and accessories.  In addition, the Company and PVH (the licensor under the Collection Licenses) entered into a side letter with respect to the Collection Licenses in 2007 (prior to negotiations with respect to the transfer of the Collection Business from the Company to PVH).  The Company has provided copies of the Collection Licenses and side letter as a supplement to this response.  The following descriptions summarize the terms of the Collection Licenses and the side letter, including remedies available to the licensor in the event CMI, as licensee, would have failed to perform its obligations thereunder.

Apparel

Pursuant to the terms of the apparel license, the licensor granted to licensee (i.e., CMI) the right to use the CALVIN KLEIN COLLECTION mark on and in connection with the manufacture, distribution and sale, at wholesale, of (i) those items of licensor’s premier “designer” women’s ready-to-wear apparel line and (ii) those items of licensor’s “designer” men’s clothing and men’s furnishings, for a term continuing through December 31, 2013.  The agreement provides that the licensee shall make a royalty payment in the amount of nine percent of “Net Sales” during each “Annual Period” (each as defined in the agreement) once the licensee has reached a minimum threshold of aggregate Net Sales.  The agreement allows for termination by the licensor if the licensee fails to attain a certain threshold of aggregate Net Sales in each of two consecutive Annual Periods. In addition, the Collection Apparel license requires the licensee to engage in certain advertising activities, make certain minimum advertising expenditures, provide sample garments to the licensor and produce garments for use in the runway shows produced by the licensor.

Accessories

Pursuant to the terms of the accessories license, the licensor granted to licensee (i.e., CMI) the right to use the CALVIN KLEIN COLLECTION mark on and in connection with the manufacture, distribution and sale, at wholesale, of certain items constituting men’s and women’s accessories, for a term continuing through December 31, 2013.  The agreement provides that the licensee shall make royalty payments in the amount of ten percent of “Net Sales” during each “Annual Period” (each as defined in the agreement). The agreement requires the licensee to make certain minimum thresholds of royalty payments in each Annual Period based on Net Sales.  In the event the licensee fails to reach such thresholds, the licensor may terminate the agreement.  In addition, the Collection Apparel license requires the licensee to engage in certain advertising activities, make certain minimum advertising expenditures, provide sample garments to the licensor and produce garments for use in the runway shows produced by the licensor.

Side Letter

The side letter with PVH provides that the Company will make annual payments in the amount of $3 million per year for each year remaining on the term of the Collection Licenses, and that PVH, as licensor, will be responsible for the costs associated with the presentation of runway shows and product design staff, which would otherwise have been required to be borne by the CMI, as licensee, pursuant to the terms of the Collection Licenses.  The effect of the side letter was to limit the exposure of the Company to a maximum of $3 million per year under the Collection Licenses with respect to its obligations to present runway shows and design products.

In addition, in the event that CMI had operating losses as a result of its performance of the Collection Licenses, the side letter provided that the Company would receive credit (in the maximum amount of $3 million per year) against certain royalty and advertising obligations owed by the Company to PVH under the Collection Licenses and certain other license agreements between the Company and PVH.

Remedies

If the Company were to unilaterally terminate the Collection Licenses, the Company believes that it would have been liable for no less than $18 million as a result of the payment obligations under the side letter (i.e., $3 million per year for six years).

In addition, upon termination of the Collection Licenses, the licensor would have the right to collect fees due, earned or payable by CMI thereunder, including the full amount of all minimum guaranteed royalty and advertising payments owed during the remainder of the term of the agreements (i.e., through December 31, 2013), and to pursue other remedies for a breach of the Collection Licenses, including with respect to any diminution of the value of the Calvin Klein brand that may have resulted from the CMI’s failure to comply with the required advertising and promotional activities set forth therein.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8000.

Very truly yours,

/s/ Lawrence R. Rutkowski

Lawrence R. Rutkowski
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph R. Gromek, The Warnaco Group, Inc.
Deloitte & Touche, LLP